Exhibit 99.1

plastec technologies Reports UNAUDITED FISCAL 2013 Second QUARTER and six-month FINANCIAL RESULTS

Hong Kong – August 14, 2013 – Plastec Technologies, Ltd. - (OTCBB: PLTYF (ordinary shares), PLTWF (warrants), PLTEF (units)) (“Plastec” or the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China, today reported unaudited financial results for the fiscal 2013 second quarter and six months ended June 30, 2013. See attached tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8.

FY 2013 Q2 Financial and Operating Highlights

(all comparisons to same period of prior year)

•	Sales of $38.5 million, a decrease of 15.0% as a result of a reduction in lower margin product orders from existing customers
•	Gross margin of 25.5%, compared to 11.2%, resulting primarily from streamlining of production costs during period and a more favorable product mix
•	Adjusted EBITDA of $8.6 million, compared to $7.2 million
•	Net income of $5.7 million, or $0.42 per diluted share based on 13.7 million diluted shares outstanding, compared to $1.8 million, or $0.13 per diluted share based on 14.3 million diluted shares outstanding

Fiscal 2013 Six-Month Financial and Operating Highlights

(all comparisons to same period of prior year)

•	Sales of $76.3 million, a decrease of 3.0%
•	Gross margin of 23.1%, compared to 10.4%
•	Adjusted EBITDA of $15.7 million, compared to $12.8 million
•	Net income of $7.3 million, or $0.53 per diluted share based on 13.7 million diluted shares outstanding, compared to $2.1 million, or $0.14 per diluted share based on 14.7 million diluted shares outstanding
•	$10.1 million in cash generated from operations for the six months ended June 30, 2013, compared to $5.5 million

Balance Sheet Highlights (at June 30, 2013)

•	$47.7 million in working capital at June 30, 2013, compared to $39.9 million at December 31, 2012
•	No long-term debt

Management Comments

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “Plastec had another good quarter and a strong first half of 2013. Despite operating in a slow growth macro environment, we saw solid margin expansion due to streamlining of our production costs and focus on higher margin product orders from our customers. Although our total orders were down compared to the prior year, the Company improved its gross margin, operating income, and overall profitability during the period. I believe our entire organization has done a great job in terms of driving productivity in what continues to be a low growth environment.”

Mr. Sze-To continued, “Our outlook for the rest of the year remains unchanged from the end of the first quarter. Macro indicators are increasingly mixed, which makes predicting the timing of our customer orders more difficult. However, we continue to focus on balancing cost and growth and increasing customer satisfaction. We have been pleased with our low default rate and feel this is a primary driver of customer retention throughout our history. We also remain confident that our business will continue to provide us with profitable growth opportunities in other markets where our precision molding service would provide a solid value proposition for new customers.”

Plastec Technologies, Ltd.	Page 2
August 14, 2013

Selected Financial Highlights in USD ($ in millions, except number of shares and per share data)
	3 months ended June 30, 2013	3 months ended June 30, 2012	Percentage Change	6 months ended June 30, 2013	6 months ended June 30, 2012	Percentage Change
Sales	$38.5	$45.3	-15.0%	$76.3	$78.7	-3.0%
Cost of Revenues	$28.7	$40.3	-28.8%	$58.6	$70.5	-16.8%
Gross Profit	$9.8	$5.1	94.1%	$17.6	$8.2	114.9%
Gross Profit Ratio	25.5%	11.2%		23.1%	10.4%

Income from Operations	$4.5	$2.3	98.6%	$7.4	$2.9	157.3%
Operating Margin	11.6%	5.0%		9.7%	3.7%

Net Income	$5.7	$1.8	217.2%	$7.3	$2.1	237.9%
Net Margin	14.8%	4.0%		9.5%	2.7%

Weighted Average Number of Diluted Ordinary Shares Outstanding	13,666,376	14,342,697		13,725,640	14,685,790
Diluted EPS	$0.42	$0.13	230.0%	$0.53	$0.14	272.7%
Adjusted EBITDA*	$8.6	$7.2	20.0%	$15.7	$12.8	23.0%

* Reconciliation Table At End of This Release

Balance Sheet Highlights in USD ($ in millions)
	6/30/2013	12/31/2012	Percentage Change
	(Unaudited)	(Audited)
Cash and Cash Equivalents	$38.2	$39.7	-3.9%
Total Current Assets	$89.2	$89.8	-0.6%
Total Assets	$145.3	$151.2	-3.9%
Working Capital	$47.7	$39.9	19.5%
Total Long-term Debt	0	0
Total Liabilities	$41.6	$51.4	-19.1%
Shareholders’ Equity	$103.7	$99.8	3.9%
Total Liabilities and Shareholders' Equity	$145.3	$151.2	-3.9%

2013 Second Quarter and First Half Financial Review

•	Total sales for the three months ended June 30, 2013 decreased to $38.5 million from $45.3 million in the prior-year period. The decline in total sales was largely due to a reduction in lower margin product orders from Plastec’s customers, with many choosing to focus orders on new models. Total sales for the six months ended June 30, 2013 were $76.3 million, compared to $78.7 million in the first half of 2012.

•	Despite lower sales during the quarter, the Company’s gross profit increased by 94.1% during the three month period ended June 30, 2013, and gross profit margin improved to 25.5% from 11.2% for the prior year period. The increase in gross profit and margin was due to a number of factors: a focus on new models from existing customers, which typically carry a much higher margin than second generation orders; a reduction in costs of revenues resulting from the Company’s efforts to further streamline its manufacturing process; and difficult economic conditions in the prior year period. For the six months ended June 30, 2013, the Company’s gross profit was $17.6 million, or 23.1% of revenues, compared to $8.2 million, or 10.4% of revenues, in the prior year period.

•	Income from operations was $4.5 million, or 11.6% of revenues, during the three months ended June 30, 2013, compared to $2.3 million, or 5.0%, in the prior-year period. This was largely due to increased gross profit during the period, offset by higher selling, general and administrative expenses as a result of increased salary and allowances for supervisory and administration staff during the period. For the first half of 2013, the Company reported income from operations of $7.4 million, or 9.7%, compared to $2.9 million, or 3.7%, during the first half of 2012.

•	Adjusted EBITDA for the three months ended June 30, 2013 was $8.6 million, compared to $7.2 million in the prior-year period. For the first half of 2013, adjusted EBITDA was 15.7 million, compared to $12.8 million in the first half of 2012.

Plastec Technologies, Ltd.	Page 3
August 14, 2013

•	Net income for the three months ended June 30, 2013 was $5.7 million, or $0.42 per share based on approximately 13.7 million weighted average diluted shares outstanding, compared to $1.8 million, or $0.13 per share based on approximately 14.3 million weighted average diluted shares, in the prior-year period. The Company recorded a tax credit of approximately $1.3 million in the second quarter ended June 30, 2013 compared to an income tax expense of approximately $0.4 million in the corresponding period in the prior year. The tax credit resulted from disposals of certain fixed assets associated with deferred tax liabilities that had to be eliminated and credited to the income statement. For the six months ended June 30, 2013, net income was $7.3 million, or $0.53 per share based on approximately 13.7 million weighted average diluted shares outstanding, compared to $2.1 million, or $0.14 per share based on approximately 14.7 million weighted average diluted shares, in the prior-year period.

Share Repurchase Update

In December 2012, the Company approved a twelve-month extension of its previously announced share repurchase plan through December 9, 2013, allowing Plastec to purchase up to $5 million of its ordinary shares in both open market and privately negotiated transactions at the discretion of the Company’s management and as market conditions allow. The Company also expanded the scope of the repurchase plan to include Plastec’s publicly-held warrants, with all other terms of the repurchase plan remaining unchanged. To date, the Company repurchased 758,775 shares and 80,000 warrants under its repurchase plan.

About Plastec

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries. With approximately 5,400 employees, Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

Eli D. Scher, Director

eli@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com

Katherine Yao, Associate

kyao@equityny.com

Plastec Technologies, Ltd.	Page 4
August 14, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended June 30,		For the 6-month period ended June 30,
	2013	2012	2013	2012
	HK$	HK$	HK$	HK$

Revenues	300,381	353,510	595,067	613,643
Cost of revenues	(223,637)	(313,966)	(457,409)	(549,598)
Gross profit	76,744	39,544	137,658	64,045

Operating expenses, net
Selling, general and administrative expenses	(41,781)	(21,991)	(79,725)	(42,697)
Other income	2,644	530	2,730	1,117
Gain/(loss) on disposal of property, plant and equipment	(2,705)	(511)	(2,772)	38
Total operating expenses, net	(41,842)	(21,972)	(79,767)	(41,542)

Income from operations	34,902	17,572	57,891	22,503

Interest income	54	49	105	94
Interest expense	(290)	(554)	(678)	(1,214)
Income before income tax expense	34,666	17,067	57,318	21,383

Income tax expense	9,812	(3,044)	(662)	(4,618)
Net income	44,478	14,023	56,656	16,765

Other comprehensive income
Foreign currency translation adjustment	979	-	2,297	119
Comprehensive income attributable to Plastec Technologies, Ltd.	45,457	14,023	58,953	16,884

Net income per share:

Weighted average number of ordinary shares	13,666,376	14,342,697	13,725,640	14,685,790

Weighted average number of diluted ordinary shares	13,666,376	14,342,697	13,725,640	14,685,790

Basic income per share attributable to Plastec Technologies, Ltd.	HK$3.3	HK$1.0	HK$4.1	HK$1.1

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$3.3	HK$1.0	HK$4.1	HK$1.1

Plastec Technologies, Ltd.	Page 5
August 14, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2013	2012
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	297,848	309,862
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2012 and June 30, 2013, respectively	251,316	257,299
Inventories	88,811	97,467
Deposits, prepayment and other receivables	58,160	35,471
Total current assets	696,135	700,099

Property, plant and equipment, net	400,379	440,383
Prepaid lease payments, net	22,943	23,719
Other assets	10,883	14,503
Deferred tax assets	2,732	-
Intangible assets	438	438
Total assets	1,133,510	1,179,142

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings	54,975	96,892
Trade payables	134,219	151,436
Other payables and accruals	95,909	115,715
Tax payable	39,206	25,225
Total current liabilities	324,309	389,268

Deferred tax liabilities	-	11,629
Total liabilities	324,309	400,897

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 14,292,228 and 13,598,128 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	107	112
Additional paid-in capital	57,340	85,332
Accumulated other comprehensive income	16,821	14,524
Retained earnings	734,933	678,277
Total shareholders’ equity	809,201	778,245

Total liabilities and shareholders’ equity	1,133,510	1,179,142

Plastec Technologies, Ltd.	Page 6
August 14, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2013	2012
	HK$	HK$
Operating activities
Net income	56,656	16,765
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,509	78,238
Loss/(gain) on disposal of property, plant and equipment	2,772	(38)
Deferred tax credit	(14,361)	-
Changes in operating assets and liabilities:
Trade receivables	5,983	(82,937)
Inventories	8,655	12,398
Deposits, prepayment and other receivables	(22,690)	(10,551)
Trade payables	(17,217)	9,865
Other payables and accruals	(19,805)	14,487
Tax payables	13,981	4,945
Net cash provided by operating activities	78,483	43,172

Investing activities
Purchase of property, plant and equipment	(19,842)	(32,352)
Proceeds from disposal of property, plant and equipment	1,833	5,997
Deposits for purchase of property, plant and equipment	(353)	(10,883)
Net cash used in investing activities	(18,362)	(37,238)

Financing activities
Repurchases of shares and/or warrants	(32,515)	(2,840)
Net repayment of bank borrowings	(41,917)	(10,204)
Repayment of capital lease obligations	-	(1,423)
Net cash used in financing activities	(74,432)	(14,467)

Net decrease in cash and cash equivalents	(14,311)	(8,533)

Effect of exchange rate changes on cash and cash equivalents	2,297	119

Cash and cash equivalents, beginning of period	309,862	187,072
Cash and cash equivalents, end of period	297,848	178,658

Supplementary disclosures of cash flow information:
Interest paid, net	573	1,120
Income taxes paid/(refunded)	1,043	(327)

Plastec Technologies, Ltd.	Page 7
August 14, 2013

PLASTEC TECHNOLOGIES, LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

(Hong Kong dollars in thousands)

		3 Months ended		6 Months ended
		June 30	June 30	June 30	June 30
		2013	2012	2013	2012
		HK$	HK$	HK$	HK$

Net Income (note)		44,539	14,004	56,698	15,610

Plus	Interest expenses	290	554	678	1,214
Minus	Interest incomes	(54)	(49)	(105)	(94)
Plus	Income tax expenses	(9,812)	3,044	662	4,618

Income from operations		34,963	17,553	57,933	21,348

Plus	Depreciation and Amortization	32,292	38,474	64,509	78,238

Adjusted EBITDA		67,255	56,027	122,442	99,586

Note: Excl. other incomes and gain/(loss) on disposals

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards. Plastec believes that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance. EBITDA was derived by taking earnings before interest expense (net), taxes, depreciation and amortization